# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tungray Technologies Inc, CIK 0001943444
CUSIP: G9124M106
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: #02-01, 31 MANDAI ESTATE, #02-01, 31 MANDAI ESTATE, SINGAPORE, Singapore (U0), 729933
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001575872-24-001162
Filed by CIK 0001944055

## Reporting persons
- Pegasus Technologies Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands U.S. (VI); sole voting power 690,000; shared voting power 0; sole dispositive power 690,000; shared dispositive power 0; aggregate amount beneficially owned 690,000 (5.9% of the class)
  Comment: 1 Represents 690,000 Class A ordinary shares of Tungray Technologies Inc (the "Issuer") held by Pegasus Technologies Holding Ltd. ("Pegasus Technologies"). Pegasus Technologies is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Pegasus Technologies is Wanjun Yao.
  
  2 See Item 4. If taking into account of the voting power of Class B ordinary shares, each of which has 20 votes per share when voting together with Class A ordinary shares as one class, 690,000 Class A ordinary shares held by Pegasus Technologies represent 0.67% voting power of all shares of the Issuer.
- Pegasus Automation Global Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands U.S. (VI); sole voting power 720,000; shared voting power 0; sole dispositive power 720,000; shared dispositive power 0; aggregate amount beneficially owned 720,000 (6.1% of the class)
  Comment: 3 Represents 720,000 Class A ordinary shares of the Issuer held by Pegasus Automation Global Ltd. ("Pegasus Automation Global"). Pegasus Automation Global is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Pegasus Automation Global is Wanjun Yao.
  
  2 See Item 4. If taking into account of the voting power of Class B ordinary shares, each of which has 20 votes per share, 720,000 Class A ordinary shares held by Pegasus Automation Global represent 0.70% voting power of all shares of the Issuer when voting together as one class.
- Enolios Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands U.S. (VI); sole voting power 2,250,000; shared voting power 0; sole dispositive power 2,250,000; shared dispositive power 0; aggregate amount beneficially owned 2,250,000 (19.1% of the class)
  Comment: 4 Represents 2,250,000 Class A ordinary shares of the Issuer held by Enolios Ltd. ("Enolios"). Enolios is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Enolios is Wanjun Yao.
  
  2 See Item 4. If taking into account of the voting power of Class B ordinary shares, each of which has 20 votes per share, 2,250,000 Class A ordinary shares held by Enolios represent 2.18% voting power of all shares of the Issuer when voting together as one class.
- Pegasus Automation Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 91,200,000; shared voting power 0; sole dispositive power 91,200,000; shared dispositive power 0; aggregate amount beneficially owned 4,560,000 (88.6% of the class)
  Comment: 5 Represents 4,560,000 Class B ordinary shares of the Issuer held by Pegasus Automation Ltd. Each Class B ordinary share has 20 votes per share when voting together with Class A ordinary shares as one class. Pegasus Automation Ltd. is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Pegasus Automation Ltd. is Wanjun Yao.
  
  2 See Item 4. Since each Class B ordinary share has 20 votes per share, 4,560,000 Class B ordinary shares represent 88.55% voting power of all shares of the Issuer when voting together as one class.
- Aurora International Development Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 432,000; shared voting power 0; sole dispositive power 432,000; shared dispositive power 0; aggregate amount beneficially owned 432,000
  Comment: 6 Represents 432,000 Class A ordinary shares held by Aurora International Development Ltd ("Aurora"). The holding company is a limited liability company incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over Aurora is Ms. Liling Du, the wife of the Chairman, CEO and director of the Issuer, Mr. Wanjun Yao. Ms. Du is deemed to share with her spouse, Mr. Yao, the power to dispose 432,000 Class A ordinary shares held by Aurora. Mr. Yao disclaims beneficial ownership for purposes of Section 13(d) of the Act or for any other purpose.
  
  2 See Item 4. If taking into account of the voting power of Class B ordinary shares, each of which has 20 votes per share, 432,000 Class A ordinary shares held by Aurora represent 0.42% voting power of all shares of the Issuer when voting together as one class.
- Yao Wanjun: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 94,860,000; shared voting power 95,292,000; sole dispositive power 94,860,000; shared dispositive power 95,292,000; aggregate amount beneficially owned 4,092,000 (92.5% of the class)
  Comment: 7 Represents 690,000 Class A ordinary shares held by Pegasus Technologies, 720,000 Class A ordinary shares held by Pegasus Automation Global, 2,250,000 Class A ordinary shares held by Enolios and 4,560,000 Class B ordinary shares held by Pegasus Automation Ltd. All four holding companies are limited liability companies incorporated under the British Virgin Islands laws. The person having voting, dispositive or investment powers over the four holding companies is Wanjun Yao. Each of the Issuer's Class B ordinary shares has 20 votes per share, and each of Issuer's Class A ordinary shares has 1 vote per share. As such, through Pegasus Technologies, Pegasus Automation Global, Enolios and Pegasus Automation Ltd., Mr. Wanjun Yao has 92.10% of the Issuer's total voting power.
  
  8 Represent 432,000 Class A ordinary shares held by Aurora (which is owned by Ms. Liling Du, wife of Mr. Wanjun Yao), 690,000 Class A ordinary shares held by Pegasus Technologies, 720,000 Class A ordinary shares held by Pegasus Automation Global, 2,250,000 Class A ordinary shares held by Enolios and 4,560,000 Class B ordinary shares held by Pegasus Automation Ltd. As spouses, Ms. Du and Mr. Yao may be deemed to share the voting, dispositive or investment powers over the five holding companies. Each of the Issuer's Class B ordinary shares has 20 votes per share, and each of Issuer's Class A ordinary shares has 1 vote per share. As such, through the five holding companies, Mr. Wanjun Yao has 92.52% of the Issuer's total voting power.
  
  2 See Item 4.
- Liling Du: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 432,000; shared voting power 95,292,000; sole dispositive power 432,000; shared dispositive power 95,292,000; aggregate amount beneficially owned 432,000 (3.7% of the class)
  Comment: 9 Represents 432,000 Class A ordinary shares held by Aurora. The person having voting, dispositive or investment powers over Aurora is Ms. Liling Du, the wife of the Chairman, CEO and director of the Issuer, Mr. Wanjun Yao. Ms. Du is deemed to share with her spouse, Mr. Yao the power to dispose 432,000 Class A ordinary shares held by Aurora. Mr. Yao disclaims beneficial ownership for purposes of Section 13(d) of the Act or for any other purpose.
  
  10 Represent 432,000 Class A ordinary shares held by Aurora, 690,000 Class A ordinary shares held by Pegasus Technologies, 720,000 Class A ordinary shares held by Pegasus Automation Global, 2,250,000 Class A ordinary shares held by Enolios and 4,560,000 Class B ordinary shares held by Pegasus Automation Ltd. All five holding companies are limited liability companies incorporated under the British Virgin Islands laws. As spouses, Ms. Du and Mr. Yao may be deemed to share the voting, dispositive or investment powers over the five holding companies. Each of the Issuer's Class B ordinary shares has 20 votes per share, and each of Issuer's Class A ordinary shares has 1 vote per share. As such, the shares held by the five holding companies have 92.52% of the Issuer's total voting power.
  
  2 See Item 4. If taking into account of the voting power of Class B ordinary shares, each of which has 20 votes per share, 432,000 Class A ordinary shares held by Aurora represent 0.42% voting power of all shares of the Issuer when voting together as one class.

## Item 1. Issuer
Name of issuer: Tungray Technologies Inc
Address of issuer's principal executive offices: #02-01, 31 MANDAI ESTATE, #02-01, 31 MANDAI ESTATE, SINGAPORE, SINGAPORE, 729933.

## Item 2. Person Filing
Name of person filing:
Pegasus Technologies Holding Ltd.

Pegasus Automation Global Ltd.

Enolios Ltd.

Pegasus Automation Ltd.

Aruora International Development Ltd.

Wanjun Yao

Liling Du
Address of principal business office or, if none, residence:
For Pegasus Technologies Holding Ltd., Pegasus Automation Global Ltd., Enolios Ltd., Pegasus Automation Ltd., Aruora International Development Ltd., Wanjun Yao and Liling Du:

#02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933
Citizenship:
Pegasus Technologies Holding Ltd.: The British Virgin Islands

Pegasus Automation Global Ltd.: The British Virgin Islands

Enolios Ltd.: The British Virgin Islands

Pegasus Automation Ltd.: The British Virgin Islands

Aruora International Development Ltd: The British Virgin Islands

Wanjun Yao: The People?s Republic of China

Liling Du: The People?s Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The total number of outstanding Class A ordinary shares used to calculate the percent of class is 11,793,485 Class A ordinary shares. The total number of outstanding Class B ordinary shares used to calculate the percent of class is 4,560,000 Class B ordinary shares. Each of the Issuer?s Class B ordinary shares has 20 votes per share, and each of the Issuer?s Class A ordinary shares has 1 vote per share. The Issuer?s Class A ordinary shares are not convertible into shares of any other class. Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one basis at the option of such holder at any time. In addition, upon any sale, transfer, assignment or disposition to any person or entity who is not an affiliate, the Issuer?s Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Pegasus Technologies Holding Ltd.: /s/ Wanjun Yao, Director (07/07/2025)
- Pegasus Automation Global Ltd.: /s/ Wanjun Yao, Director (07/07/2025)
- Enolios Ltd.: /s/ Wanjun Yao, Director (07/07/2025)
- Pegasus Automation Ltd.: /s/ Wanjun Yao, Director (07/07/2025)
- Aurora International Development Ltd: /s/ Liling Du, Director (07/07/2025)
- Yao Wanjun: /s/ Wanjun Yao, Self (07/07/2025)
- Liling Du: /s/ Liling Du, Self (07/07/2025)